WORLDWIDE ENERGY & MANUFACTURING USA, INC.
408 N. CANAL STREET, UNITS A&B
SOUTH SAN FRANCISCO, CA 94080

May 3, 2010

VIA FACSIMILE (202-772-9210) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Pamela Long, Assistant Director

Re:	Worldwide Energy & Manufacturing USA, Inc. Registration Statement on Form S-1 File No. 333-164900

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Worldwide Energy & Manufacturing USA, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 am, Eastern Time, Thursday, May 6, 2010 or as soon thereafter as possible

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Worldwide Energy & Manufacturing USA, Inc.

By:	/s/ Jimmy Wang
Name: Jimmy Wang
Title: Chief Executive Officer